Exhibit 99.1
N E W S   R E L E A S E

TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, Alberta – March 9, 2009 – Talisman Energy Inc. today filed with Canadian securities authorities its Annual Information Form for the year ended December 31, 2008, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101.  Talisman also filed its Annual Report on Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2008.  Copies of the filed documents, as well as Talisman’s audited Consolidated Financial Statements for the year ending December 31, 2008 and related Management’s Discussion and Analysis, may be obtained through Talisman’s website at www.talisman-energy.com, or at www.sedar.com.  To order printed copies of the filed documents free of charge, email the Company at tlm@talisman-energy.com.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                               Christopher J. LeGallais
& Investor Communications                                                                                          Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                           Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                     Email:                       tlm@talisman-energy.com

08-09